Exhibit (e)(16)

October 18, 2014

Robert J. Perez

39 Bowker Drive

Sudbury, MA 01776

Dear Robert,

I am pleased to confirm your promotion to Chief Executive Officer effective 1/1/15.

Base Salary: Effective 1/1/15 your annual base salary will increase to $800,000.

Bonus: Your annual short-term incentive target will increase under the Management Incentive Plan to 100% of your base salary. All other benefits, such as accrued vacation time and seniority will remain the same.

Equity: 50% issued as Non-Qualified Stock Options to be granted on January 1, 2015 and 50% issued as Performance Restricted Stock Units to be granted as part of annual equity incentive award on February 13, 2015.

Confidentiality, Inventions and Non-Solicitation Agreement: Enclosed you will find two (2) copies of an Agreement regarding confidentiality, inventions, and non-solicitation. Please know that your promotion is contingent upon your signing of this Agreement and your continued willingness to abide by its terms.

In addition, please know that your employment with Cubist will continue to be at-will (meaning either you or Cubist may terminate the employment relationship at any time and for any reason without prior notice).

Sincerely,

/s/ Leon Moulder

Leon Moulder
Compensation Committee, Chair